UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2023
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

Investor Relations PRESS RELEASE

Grupo Televisa Announces Changes to izzi’s Management Team
Mexico City, June 13, 2023 - Grupo Televisa, S.A.B. ("Televisa" or the "Company"; NYSE:TV; BMV:TLEVISA CPO) announced today that José Antonio González Anaya will step down as Chief Executive Officer of Grupo Televisa’s Cable segment (“izzi”) on July 31st due to personal reasons. Televisa’s Co-CEOs said: “On behalf of Grupo Televisa we would like to express our gratitude to José Antonio for his contributions to the Company. We wish him all the best in his future endeavors”.
Televisa also announced that Francisco Valim will take over as CEO of izzi as of August 1st, 2023.  Mr. Valim is a seasoned executive with over 34 years of experience, including 20 years holding CEO positions, mainly in the Telco, Media and Services industries in Brazil and abroad. He has led large and complex publicly listed and private companies. Francisco possesses a deep understanding of the telecommunication market and broader telco ecosystems including pay-TV, broadband, and optical fiber, among others, in highly competitive environments. He is also experienced in leading significant transformation and turnaround processes by delivering revenue growth, best-in-class cost restructuring, and increased profitability.
Before joining izzi, Mr. Valim was CEO of Nextel Brazil, a mobile telco operator with approximately R$4 billion reais in annual revenue, where he implemented an operational turnaround process, bringing the company to profitability during his tenure. As CEO of Via Varejo, one of the largest electronic and furniture retailers in Latin America with approximately R$22 billion reais in annual revenue, Francisco developed a long-term strategic business plan, and led the company through a successful IPO process. Mr. Valim also served as CEO of Oi, one of the largest full-service telco operators in Brazil with around R$28 billion reais in annual revenue, where he reverted 14 quarters of negative growth in less than one year and expanded profitability to 33% from 26% throughout this period. As CEO of Net Servicos de Comunicacao, the largest cable company in Brazil with over R$4 billion reais in annual revenue, Francisco restructured sales channels and products, increasing broadband and voice subscribers by 20x in four years, managed to grow revenue by 30% per year for 18 consecutive quarters, drove EBITDA growth of over 200% in only two years, making EBIT and net income positive for the first time in the company’s history, and restructured Net’s capital structure, negotiating with debt holders and bringing a new strategic investor.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra Garcia / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: June 14, 2023	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel